Confidential Treatment Requested by American Outdoor Brands Spin Co.

Pursuant to 17 C.F.R. Section 200.83

As Confidentially Submitted to the Securities and Exchange Commission on April 15, 2020

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

American Outdoor Brands Spin Co.

(Exact Name of Registrant as Specified in its Charter)

Delaware	84-4630928
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1800 North Route Z Columbia, Missouri	65202
(Address of Principal Executive Offices)	(Zip Code)

(800) 338-9585

(Registrant’s telephone number, including area code)

Copies to:

Robert S. Kant

Katherine A. Beck

John A. Shumate

Greenberg Traurig, LLP

2375 East Camelback Road, Suite 700

Phoenix, Arizona 85016

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	Nasdaq Global Market

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Confidential Treatment Requested by American Outdoor Brands Spin Co.

Pursuant to 17 C.F.R. Section 200.83

AMERICAN OUTDOOR BRANDS SPIN CO.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Certain information required to be included in this Form 10 is incorporated by reference to specifically identified portions of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1.    Business.

The information required by this item is contained under the sections of the information statement entitled “Special Note Regarding Forward-Looking Statements,” “Information Statement Summary,” “Summary of the Separation,” “Risk Factors,” “The Separation,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Management,” “Executive Compensation,” “Certain Relationships and Related Person Transactions,” “Where You Can Find More Information,” and “Index to Financial Statements” (and the statements referenced therein). Those sections are incorporated herein by reference.

Item 1A.    Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” Those sections are incorporated herein by reference.

Item 2.    Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to Financial Statements” (and the statements referenced therein). Those sections are incorporated herein by reference.

Item 3.    Properties.

The information required by this item is contained under the section of the information statement entitled “Business—Facilities and Distribution.” That section is incorporated herein by reference.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.

Item 5.    Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.

Confidential Treatment Requested by American Outdoor Brands Spin Co.

Pursuant to 17 C.F.R. Section 200.83

Item 6.    Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Executive Compensation” and “Management.” Those sections are incorporated herein by reference.

Item 7.    Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “The Separation—Agreements with SWBI,” “Management,” “Executive Compensation,” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Item 8.    Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.

Item 9.    Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “Summary of the Separation,” “Risk Factors,” “The Separation,” “Dividend Policy,” “Capitalization,” “Executive Compensation,” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 10.    Recent Sales of Unregistered Securities.

The information required by this item is contained under the section of the information statement entitled “Description of Capital Stock—Sale of Unregistered Securities.” That section is incorporated herein by reference.

Item 11.    Description of Registrant’s Securities to Be Registered.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors—Risks Related to Our Common Stock,” “Dividend Policy,” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 12.    Indemnification of Directors and Officers.

The information required by this item is contained under the sections of the information statement entitled “Certain Relationships and Related Person Transactions—Other Related Person Transactions” and “Description of Capital Stock—Limitations on Personal Liability of Directors, Indemnification and Advancement Rights of Directors and Officers, and Director and Officer Insurance.” Those sections are incorporated herein by reference.

Item 13.    Financial Statements and Supplementary Data.

The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to Financial Statements” (and the statements referenced therein). Those sections are incorporated herein by reference.

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Confidential Treatment Requested by American Outdoor Brands Spin Co.

Pursuant to 17 C.F.R. Section 200.83

Item 15.    Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Combined Financial Statements” and “Index to Financial Statements” (and the statements referenced therein). Those sections are incorporated herein by reference.

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit No.	Description

2.1*	Form of Separation and Distribution Agreement by and between Smith & Wesson Brands, Inc. and the Registrant

3.1*	Form of Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated Bylaws

10.1*	Form of Transition Services Agreement by and between Smith & Wesson Brands, Inc. and the Registrant

10.2*	Form of Tax Matters Agreement by and between Smith & Wesson Brands, Inc. and the Registrant

10.3*	Form of Employee Matters Agreement by and between Smith & Wesson Brands, Inc. and the Registrant

10.4*	Form of Trademark License Agreement by and between Smith & Wesson Inc. and AOB Products Company, a wholly owned subsidiary of the Registrant

10.5*	Form of Sublease by and between Smith & Wesson Brands, Inc. and the Registrant

10.6*	Form of Supply Agreement by and between Smith & Wesson Corp. and Crimson Trace Corporation, a wholly owned subsidiary of the Registrant

10.7*	Form of Supply Agreement by and between Smith & Wesson Sales Company Inc. and AOB Products Company, a wholly owned subsidiary of the Registrant

10.8*+	Form of 2020 Incentive Stock Plan

10.9*+	Form of Non-Qualified Stock Option Award Grant Notice and Agreement to the 2020 Incentive Stock Plan

10.10*+	Form of Restricted Stock Unit Award Grant Notice and Agreement to the 2020 Incentive Stock Plan

10.11*+	Form of Performance Stock Unit Award Grant Notice and Agreement to the 2020 Incentive Stock Plan

10.12*+	Form of 2020 Employee Stock Purchase Plan

10.13*+	Form of Employment Agreement by and between the Registrant and Brian D. Murphy

10.14*+	Form of Executive Severance Pay Plan

10.15*	Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and executive officers

21.1*	Subsidiaries of the Registrant

99.1	Preliminary Information Statement, dated [•], 2020

99.2*	Form of Notice of Internet Availability of Information Statement

99.3*	Consent to be Named as Director of Mary E. Gallagher

*  To be filed by amendment.

+  Management contract or compensatory plan or arrangement.

Confidential Treatment Requested by American Outdoor Brands Spin Co.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN OUTDOOR BRANDS SPIN CO.

Date: , 2020	By:
Brian D. Murphy
President and Chief Executive Officer